December 5, 2011

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn:	Loan Lauren P. Nguyen
Sonia Bednarowski

Re:	The PAWS Pet Company, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed October, 2011
File No. 333-175026
Amendment No. 6 to Form 8-K
Filed October 13, 2011
File No. 333-130446

Dear Ms. Nguyen and Ms. Bedbarowski:

We are counsel to The PAWS Pet Company, Inc. f/k/a Pet Airways, Inc. (the “Company”). We hereby submit, on behalf of the Company, a response to certain questions raised by the staff of the Securities and Exchange Commission (the “Staff”) in its letter of comments dated November 16, 2011 (the “Comment Letter”) relating to Amendment No. 4 to the Company’s Registration Statement on Form S-1 filed on November 3, 2011 (“Amendment No. 3”) and Amendment No. 7 to the Company’s Current Report on Form 8-K filed on November 3, 2011 (“8-K Amendment No. 7”). Set forth below is the Company’s responses to the Staff’s comments.

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 5 to the Company’s Registration Statement on Form S-1 (“Amendment No. 5”) and Amendment No. 8 to the Company’s Current Report on Form 8-K (“8-K Amendment No. 8”). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.

Form S-1

Prospectus Summary, page 4 Business Overview, page 4

1.
We note your disclosure on page four that you serve nine markets, including Omaha, Nebraska. However, your website indicates that you serve eight markets and does not include Omaha, Nebraska. Please advise.

Response:

Subsequent to the filing of Amendment No. 4, the Company briefly suspended service through Omaha, Nebraska. This brief suspension did not materially impact the Company’s business. The Company has restored service through Omaha, Nebraska and has updated its website to indicate that it is currently serving that market.

Outlook, page 5

2.
We note your response to our prior comment four and reissue. As the cash burn rate usually refers to the rate at which a company uses cash over time, please revise to disclose your monthly “burn rate” by providing your monthly operating expenses without including your monthly revenues. Also revise the first risk factor on page seven and your Management’s Discussion and Analysis of Financial Condition and Results of Operation section, as applicable.

Response:

In response to the Staffs comment, the Company revised its disclosure in Amendment No.  to indicate that its burn rate is its estimated monthly operating expenses, excluding cash from operations.

Use of Proceeds, page 14

3.
We note your response to our prior comment three and reissue in part. Please revise to remove your disclosure that “[t]he maximum amount of proceeds that [you] may receive from the exercise of the warrant held by the selling security holder is $20,886,241,” as it refers to underlying shares of common stock that are not included in this offering.

Response:

In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 5 to remove the referenced disclosure.

Business, page 28

4.
We note your response to our prior comment eight and reissue in part. Please revise to disclose an estimate of the costs associated with your plans to market your services to Vet Pet Insurance policyholders and your plans to market Intellicell’s stromal vascular fraction solution. In addition, we note the list of Pet Airway’s partners on your website. To the extent that any of these relationships are material to your business, please revise to disclose.

Response:

In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 5 to disclose an estimate of the costs associated with its plans to market its services to Vet Pet Insurance policyholders and its plans to market Intellicell’s stromal vascular fraction solution. In addition, please note that none of the partners listed on the Company’s website represent material relationships.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 36

5.	Please update your beneficial ownership table on page 36 to indicate that you have four officers and directors, as a group, or advise.

Response:

In response to the Staff’s comment, the Company has updated its beneficial ownership table in Amendment No. 5 to indicate that it has four officers and directors, as a group.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (609) 895-6719.

Very truly yours, /s/ Sean F. Reid Sean F. Reid

cc: Daniel Wiesel